02 SEP 26 AM 9:18

Exemption #: 82-5037

September 25, 2002

02055038

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a supporting material change report for the news release dated September 17, 2002. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Debbie Jargo
for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 9/26

Form 25 (Saskatchewan)
Form 26 (Newfoundland)
Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant to

Clause 84(1)(b) of *The Securities Act, 1988*, S.S. 1988 c. S-42.2
Subsection 67(2) of the *Securities Act*, S.B.C. 1985 c.83
Subsection 118(1) of the *Securities Act*, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the *Securities Act*, R.S.O. 1980 c.466
Subsection 73 of the *Securities Act*, R.S.Q. c. V-1-1.1
Subsection 81(2) of the *Securities Act*, R.S.N.S. 1989 c. 418
Subsection 76(2) of the *Securities Act, 1990* S. Nfld. c. 48

Item 1 - Reporting Issuer

The registered and head office of the reporting issuer, Saskatchewan Wheat Pool, is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

Item 2 - Date of Material Change

September 17, 2002

Item 3 - Press Release

The press release announcing the material change was prepared by Saskatchewan Wheat Pool (the "Pool"). On September 17, 2002 at 8:12 a.m. (CST), the Pool distributed the press release through the Canadian Corporate News wire service as required by the Canadian Timely Disclosure rules. The press release was delivered by facsimile to The Toronto Stock Exchange and sent electronically through the SEDAR system to all of the provincial securities commissions and The Toronto Stock Exchange.

Item 4 - Summary of Material Change

The Pool announced, as an extension of its previous elevator consolidation program, it is restructuring its head office and adjusting its grain handling and agri-products service network. The restructuring will result in the reduction of approximately 200 positions, 40 per cent of which are from the company's head office in Regina. Approximately 15% per cent of the positions being eliminated are management. The savings in fiscal 2003 are expected to be approximately $5 million, with future annual savings rising to $12 million. The company will record a provision of approximately $31 million, which includes $13 million in severance costs. The after-tax effect will be approximately $0.56 per share in fiscal 2002.

Item 5 - Full Description of Material Change

Saskatchewan Wheat Pool is restructuring its head office and adjusting its grain handling and agri-products service network.

The restructuring will result in the reduction of approximately 200 positions, 40 per cent of which are from the company's head office in Regina. Approximately 15 per cent of the positions being eliminated are management. The reductions will be phased in over the coming year.

The savings in fiscal 2003 are expected to be approximately $5 million, with future annual savings rising to $12 million. In total, the Pool will have reduced its core operating costs by more than $70 million. The company will record a provision of approximately $31 million, which includes $13 million in severance costs. The after-tax affect will be approximately $0.56 per share in fiscal 2002.

The Pool will accelerate the closure of seven older wooden elevators and 20 agri-products offices. At the same time, the company will make temporary service adjustments in drought-stricken regions of the Prairies. These adjustments will be phased in over the fall and winter months to ensure customers' needs are met during harvest. Two elevators that were temporarily closed last year will re-open in light of renewed service needs. The Pool will continue to operate in more than 100 locations throughout Western Canada.

Item 6 - Reliance on subsection 84(2) (SK), subsection 67(2) (BC), subsection 118(4) (AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3) (NF)

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

A senior officer who is knowledgeable about the material change is Michael McCord, Executive Vice President, Finance and Chief Financial Officer of the Pool. He may be contacted at telephone number (306) 569-4462.

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Regina, Saskatchewan, the 23th day of September 2002.

"Michael McCord"
Michael McCord, Executive Vice President,
Finance and Chief Financial Officer

Saskatchewan Wheat Pool

For Immediate Release
Date Sept. 17, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL CONTINUES EFFICIENCY EFFORTS

As an extension of its previous elevator consolidation program and in a further effort to reduce costs and improve efficiency, Saskatchewan Wheat Pool is restructuring its head office and adjusting its grain handling and agri-products service network.

The restructuring will result in the reduction of approximately 200 positions, 40 per cent of which are from the company's head office in Regina. Approximately 15 per cent of the positions being eliminated are management. The reductions will be phased in over the coming year. All employees affected will be provided with severance and transition support.

"With a more efficient country network, we have identified associated head office productivity improvements that will reduce our overhead costs while maintaining our commitment to customer service," Pool CEO Mayo Schmidt said. "As I've said before, our goal is to become the lowest-cost service provider for prairie producers and end-use customers."

The savings in fiscal 2003 are expected to be approximately $5 million, with future annual savings rising to $12 million. In total, the Pool will have reduced its core operating costs by more than $70 million since Schmidt arrived in January 2000, while increasing its market share and its ability to move a higher volume of grain. The company will record a provision of approximately $31 million, which includes $13 million in severance costs. The after-tax affect will be approximately $0.56 per share in fiscal 2002.

Schmidt says the drought has increased pressure on everyone in the industry to cut costs and reduce overcapacity in the system. The Pool will accelerate the closure of seven older wooden elevators and 20 agri-products offices. At the same time, the company will make temporary service adjustments in drought-stricken regions of the Prairies. These adjustments will be phased in over the fall and winter months to ensure customers' needs are met during harvest. Two elevators that were temporarily closed last year will re-open in light of renewed service needs. The Pool will continue to operate in more than 100 locations throughout Western Canada.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Media inquiries:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Investor inquiries:

Colleen Vancha
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool